

Mail Stop 4631

January 9, 2018

Via E-Mail
David Po
Chief Executive Officer
Image Chain Group Limited, Inc.
Room 503, 5/F, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong, S.A.R.

> **Re:** **Image Chain Group Limited, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed December 28, 2017**
> **File No. 000-55326**

Dear Mr. Po:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We have read your response to comment one in our letter dated December 12, 2017. Please note that you must file an amended Form 8-K with the financial statements of Image P2P's most recently completed quarterly period prior to the date of the reverse recapitalization, in this case, September 30, 2017, within the number of days applicable based on Image Chain's filing status (45 days for interim periods for non-accelerated filers) after Image P2P's period end.

Facing page

2. Please include a working telephone number, including area code, on the facing page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
  David Po